Filed Pursuant to Rule 433
Registration Statement No. 333-231751

ACCELERATED RETURN NOTES® (ARNs®)

ARNs® Linked to a Basket of Sector Indices
Issuer	The Toronto-Dominion Bank (“TD”)
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure
An approximately equally weighted basket comprised of the Energy Select Sector Index (Bloomberg symbol: “IXE”), the Materials Select Sector Index (Bloomberg symbol: “IXB”) and the Industrial Select Sector Index (Bloomberg symbol: “IXI”) (each, a “Basket Component” and collectively, the “Basket Components”).

Payout Profile at Maturity	• 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Market Measure, with up to 100.00% of your principal at risk
Capped Value	[$11.85 to $12.25] per unit, an [18.50% to 22.50%] return over the principal amount, to be determined on the pricing date.
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/0000947263/000114036121008174/brhc10021443_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•
Payments on the notes are subject to the credit risk of TD, and actual or perceived changes in the creditworthiness of TD are expected to affect the value of the notes. If TD becomes unable to meet its financial obligations as they become due, you may lose some or all of your investment.

•	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Basket Components.
•	Changes in the level of one of the Basket Components may be offset by changes in the levels of the other Basket Components.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•
The initial estimated value of your notes is not a prediction of the prices at which you may sell your notes in the secondary market, if any exists, and such secondary market prices, if any, will likely be less than the public offering price of your notes, may be less than the initial estimated value of your notes and could result in a substantial loss to you.

•
You will have no rights of a holder of the securities included in the Basket Components (or of the securities included in the Basket Components), and you will not be entitled to receive securities or dividends or other distributions by the issuers of the securities included in the Basket Components.

•	The stocks included in each Basket Component are concentrated in one sector.
•	A limited number of Index Components may affect the level of each Basket Component and each Basket Component is not necessarily representative of its applicable sector.
•	Adverse conditions in the energy sector may reduce the return on the notes.
•	Adverse conditions in the materials sector may reduce the return on the notes.
•	Adverse conditions in the industrial sector may reduce the return on the notes.

The final terms of the notes will be set on the pricing date within the given range. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-30.00%	$7.00	-30.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-5.00%	$9.50	-5.00%
-3.00%	$9.70	-3.00%
0.00%	$10.00	0.00%
2.00%	$10.60	6.00%
5.00%	$11.50	15.00%
6.84%	$12.05(1)	20.50%
10.00%	$12.05	20.50%
20.00%	$12.05	20.50%
30.00%	$12.05	20.50%
40.00%	$12.05	20.50%
50.00%	$12.05	20.50%
100.00%	$12.05	20.50%

(1)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

TD has filed a registration statement (including a product supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that TD has filed with the SEC, for more complete information about TD and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, TD, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.